SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                           Commission File No. 1-9973

                  CUSIP Number of Class of Securities 596278101

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR

                         For Period Ended: June 29, 2002

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR
                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                            THE MIDDLEBY CORPORATION
                            (Full Name of Registrant)

                           --------------------------
                           (Former Name if Applicable)

                  1400 Toastmaster Drive, Elgin, Illinois 60120
                    (Address of Principal Executive Offices)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


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(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be delayed in the filing of its Form 10-Q for the period ended June 29, 2002 because of the need to restate its previously issued financial statements for the year ended December 29, 2001 and the quarter ended March 30, 2002. As publicly announced on August 7, 2002, the Company will restate its financial statements for the year ended December 29, 2001 and the quarter ended March 30, 2002 to revise its accounting for certain derivative securities. The Company intends to engage its newly appointed independent auditor to audit the restated financial statements for the year ended December 29, 2001 and to perform a review of the restated financial statements for the quarter ended March 30, 2002. The Company believes it will file its Form 10-Q for the quarter ended June 29, 2002 within the extension period granted pursuant to Rule 12b-25; however, the Company's independent auditors have advised the Company that they will not be in a position to complete their review of the Company's unaudited condensed consolidated financial statements for the three and six month periods ended June 29, 2002 until the audit of the restated December 29, 2001 financial statements is completed. Upon completion of the audit of its restated financial statements for the year ended December 29, 2001, the Company expects to amend its Annual Report on Form 10-K for the year ended December 29, 2001 and its Quarterly Report on Form 10-Q for the quarter ended March 30, 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David B. Baker (847) 429-7915
(Name)            (Phone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X| Yes  |_| No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes    |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            THE MIDDLEBY CORPORATION
                  (name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 13, 2002                By: /s/ David B. Baker
     ---------------                    -------------------
                                        David B. Baker
                                        Vice President,
                                        Chief Financial Officer
                                        and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                                       Exhibit A

[Accountant's statement as required by Rule 12b-25(c)]

August 13, 2002

The Middleby Corporation

Dear Sirs:

On August 7, 2002, The Middleby Corporation publicly announced that it will restate its consolidated financial statements for the year ended December 29, 2001 and the quarter ended March 30, 2002 to revise its accounting for certain derivative securities. We have advised The Middleby Corporation that we will not be in a position to complete our review of the Company's unaudited condensed consolidated financial statements for the three and six month periods ended June 29, 2002 until the audit of the restated December 29, 2001 financial statement and review of the condensed consolidated financial statements for the three month period ended March 30, 2002 are completed.

/s/ Deloitte & Touche LLP